UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

MATTEL, INC.

(Exact name of the registrant as specified in its charter)

Delaware	001-05647	95-1567322
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

333 Continental Boulevard El Segundo, California		90245-5012
(Address of principal executive offices)		(Zip code)

Mr. Roberto Isaias

Executive Vice President & Chief Supply Chain Officer

(310) 252-2000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ___.

Section 1 – Conflict Minerals Disclosure

Item 1.01. Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

A copy of this Form SD is publicly available on the “SEC Filings” page of Mattel’s website at https://investors.mattel.com/financials/sec-filings and the Conflict Minerals Report filed for the calendar year ended December 31, 2024 is available at https://corporate.mattel.com/about-us/2024MattelConflictMineralsReport.pdf.

Item 1.02. Exhibit.

A Conflict Minerals Report for the calendar year ended December 31, 2024 is filed herewith as Exhibit 1.01. The Conflict Minerals Report filed for the calendar year ended December 31, 2024 is also available at https://corporate.mattel.com/about-us/2024MattelConflictMineralsReport.pdf.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01. Resource Extraction Issuer Disclosure and Report.

Not applicable.

Section 3 – Exhibits

Item 3.01. Exhibits.

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MATTEL, INC.

By:	/s/ Roberto Isaias	Date: May 30, 2025
Name: Roberto Isaias Title: Executive Vice President & Chief Supply Chain Officer